Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2009	2008

Earnings available to cover fixed charges:
Income before income taxes	$74	$70
Plus: Fixed charges	58	60
Amortization of capitalized interest	3	5
Less: Capitalized interest	3	4

Earnings available to cover fixed charges	$132	$131

Fixed charges (*):
Interest, including amortization of deferred financing costs	$51	$52
Interest portion of rental expense	7	8

Total fixed charges	$58	$60

Ratio of earnings to fixed charges	2.28x	2.18x

(*)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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